UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2009

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Rua Amador Bueno, 474
São Paulo, SP 04752-005
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

CONSOLIDATED FORM
Managers and Related Persons’ Negotiation – Article 11 –CVM Instruction # 358/2002

On November 30, 2009 only the following transactions involving securities and derivatives were carried out, pursuant to Article 11 – CVM Instruction # 358/2002. (1)

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( X ) Board of Directors		( ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				224
Shares	preferred shares				199
Shares	UNIT’S				12.765
Debenture	Debentures of the Group Santander Brasil				R$ 544.568,25
Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Security/ Derivative	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Amount (R$) (3)
Shares	commom shares
Shares	preferred shares
Shares	UNIT’s
Debenture	Debentures of the Group Santander Brasil						3.750,82

Closing Balance
Security/ Derivative	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				222
Shares	preferred shares				188
Shares	UNIT’S				12.765
Debenture	Debenture of the Group Santander Brasil				R$ 548.319,07

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors		(X ) Executive Officers	( ) Audit Committee		( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives	Securities Description (2)				Quantity	% of participation
						Same Type/ Class	Total
Shares	commom shares				208.437
Shares	preferred shares				182.918
Shares	UNIT’S				200.618
Debenture	Debenture of the Group Santander Brasil				R$22.917.930,43
Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Securities / Derivatives	Securities Description (2)	Brokerage House	Operation	Day	Quantity	Price	Price Amount (R$) (3)
Shares	commom shares

Shares	preferred shares
Shares	UNIT’S
Debenture	Debenture of the Group Santander Brasil	R$ 632.267,86
Closing Balance
Securities / Derivatives	Securities Description (2)	Quantity	% of participation
			Same Type/ Class	Total
Shares	commom shares	208.437
Shares	preferred shares	182.918
Shares	UNIT’S	200.618
Debenture	Debenture of the Group Santander Brasil	R$23.550.198,29

Company Name: Banco Santander (Brasil) S.A.
Group and Related Persons	( ) Board of Directors ( X ) Controlling Shareholder	( ) Executive Officers	( ) Audit Committee	( ) Technical or Advisory Boards
Opening Balance
Securities / Derivatives		Securities Description (2)	Quantity	% of participation
				Same Type/ Class	Total
Shares		commom shares	175.114.392.347	96,22%	96,22%
Shares		preferred shares	400.152.665	95,10%	95,10%

Activity in the month – describe each purchase or sale operation carried out in the month (day, quantity, price and amount)
Shares		commom shares	4.125.000.000
Shares		Preferred shares	3.750.000.000

Closing Balance
Securities / Derivatives		Securities Description (2)	Quantity	% of participation
				Same Type/ Class	Total
Shares		commom shares	179.239.392.347	98,11%	98,11%
Shares		preferred shares	154.150. 152.665	97,08%	97,08%

(1)	When filling the form, delete the rows that do not contain any information.
(2)	Issue/series, convertible, common, terms, warrants, type/class, etc.
(3)	Quantity times price.

Note:	Those consolidated data must provide information by group – Members of the Board of Directors, Members of the Executive Officers (that have not been included in the Board of Directors Group), etc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: December 12, 2009

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President